# FANCAMP EXPLORATION LTD.

## FINANCIAL STATEMENTS
## &
## MANAGEMENT DISCUSSION AND ANALYSIS

### FOR THE 3rd QUARTER ENDED JANUARY 31, 2007

Prepared By Management
March 29, 2007



FNC
LISTED ON
TSX venture EXCHANGE
TSX

# FANCAMP EXPLORATION LTD.

**FINANCIAL STATEMENTS**

**For the nine months ended January 31, 2007**

**(Unaudited - prepared by management)**

**Contents:**

# FANCAMP EXPLORATION LTD.

## BALANCE SHEET

**(Unaudited - Prepared by Management)**

January 31, 2007

| | January 31 2007 | April 30 2006 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash and Marketable Securities | 270,911 | 35,180 |
| Accounts Receivable | 13,776 | 5,082 |
| Accrued Mining Duty Refunds | 1,574 | 1,574 |
| Accrued Exploration Tax Credits | 21,281 | 131,119 |
| Prepaid Expenses | 0 | 2,625 |
| Total Current Assets | 307,543 | 175,580 |
| Investment in Shares | 19,514 | 36,345 |
| Mineral Properties | 659,848 | 695,452 |
| **Total Assets** | $986,905 | $907,377 |
| **Liabilities** | | |
| Current | | |
| Accounts Payable and Accrued Liabilities | 23,768 | 34,888 |
| Long-term | | |
| Deferred Quebec Mining Duties | 126,467 | 126,467 |
| **Total Liabilities** | 150,235 | 161,355 |
| **Shareholders' Equity** | | |
| Share Capital | 6,924,275 | 6,750,473 |
| Contributed Surplus | 197,932 | 197,932 |
| Deficit | -6,285,537 | -6,202,383 |
| **Total Shareholders' Equity** | 836,670 | 746,022 |
| **Total Liabilities and Shareholders' Equity** | $986,905 | $907,377 |

# FANCAMP EXPLORATION LTD.

## STATEMENT OF OPERATIONS

**(Unaudited - Prepared by Management)**

For the three month and nine month periods ended January 31, 2007 and 2006

| | Three Months Ended January 31 2007 | Nine Months Ended January 31 2007 | Three Months Ended January 31 2006 | Nine Months Ended January 31 2006 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Bank and Interest Charges | **20** | -16 | -49 | 1 |
| Geological Fees | **7,500** | 22,500 | 7,500 | 22,500 |
| Legal and Accounting | **2,400** | 2,972 | 5,474 | 9,074 |
| Office and General | **6,631** | 26,581 | 7,071 | 25,382 |
| New Project Examinations | **1,850** | 5,614 | 0 | 1,169 |
| Transfer Agent and Listing Fees | **3,802** | 15,053 | 2,793 | 15,094 |
| Corporate Travel | **1,029** | 2,560 | 6,960 | 8,160 |
| **Total Expenses** | **23,233** | 75,264 | 29,749 | 81,380 |
| **Net Profit(Loss) from Operations** | **-23,233** | -75,264 | -29,749 | -81,379 |
| Loss on Investment | **-855** | -7,890 | 0 | 0 |
| **Net Profit(Loss)** | **-$24,088** | -$83,154 | -$29,749 | -$81,379 |
| Deficit, Beginning of Period | **6,261,449** | 6,202,383 | 6,013,826 | 5,962,196 |
| Deficit, End of Period | **6,285,537** | 6,285,537 | 6,043,575 | 6,043,575 |
| *Profit(Loss) Per Share* | **-0.001** | -0.003 | -0.001 | -0.003 |

## FANCAMP EXPLORATION LTD.

## STATEMENT OF CASH FLOWS

**(Unaudited - Prepared by Management)**

For the three month and nine month periods ended January 31, 2007 and 2006

| | Three Months Ended January 31 2007 | Nine Months Ended January 31 2007 | Three Months Ended January 31 2006 | Nine Months Ended January 31 2006 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Profit(Loss) for the Period | -24,088 | -83,154 | -29,749 | -81,379 |
| Non-Cash Charges to Income: | | | | |
| Net Change in Non-Cash Working Capital | 271 | 109,480 | -5,967 | -17,053 |
| **Total Operating Activities** | -23,817 | 26,326 | -35,716 | -98,432 |
| **Financing Activities** | | | | |
| Exercise of Incentive Stock Options | 0 | 2,802 | 0 | 0 |
| Exercise of Flow-through Warrants | 0 | 150,000 | 0 | 0 |
| Issued for Property Acquisition | 21,000 | 21,000 | 15,000 | 15,000 |
| **Total Financing Activities** | 21,000 | 173,802 | 15,000 | 15,000 |
| **Investing Activities** | | | | |
| Beauce | -46,343 | -92,982 | -27,378 | -27,378 |
| Dileo Lake | 0 | 0 | -312 | -432 |
| George River | 0 | -22,998 | 0 | 0 |
| Hanna Uranium | 0 | -1,317 | 0 | 0 |
| Johan Beetz | 100,000 | 200,000 | 588 | -5,689 |
| La Grande | 0 | -1,796 | 0 | 0 |
| Lac La Blache | 0 | -196 | -4,757 | -5,857 |
| Lac Mechant | -1,100 | -1,933 | 0 | -550 |
| Lemoine | -550 | -1,650 | -1,000 | -1,000 |
| Manic III | 0 | 0 | -1,666 | -2,491 |
| Manicuagan | 0 | 524 | 2,956 | -10,244 |
| McFaulds | 0 | 0 | 0 | -440 |
| Mingan Longue Pointe | -2,571 | 34,389 | 38,346 | 24,937 |
| Mount Reed/Mount Wright | 1,125 | -21,999 | 963 | 1,268 |
| Rupert | -36,212 | -37,859 | 0 | 963 |
| St. George | 0 | -2,199 | -4,685 | -6,449 |
| St. Urbain | -345 | -1,720 | 0 | 0 |
| Tilly Lake | 0 | 0 | 0 | -1,020 |
| Upsalquitch Forks | 0 | -1,730 | 0 | 0 |
| Villibon | 0 | -10,930 | 0 | 0 |
| **Total Investing Activities** | 14,004 | 35,605 | 3,055 | -34,383 |
| Change in Cash during the Period | 11,187 | 235,732 | -17,661 | -117,815 |
| Cash at Beginning of Period | 259,725 | 35,180 | 115,863 | 216,018 |
| **Cash at End of Period** | $270,911 | $270,911 | $98,202 | $98,202 |

## 1. Continuing Operations

Fancamp Exploration Ltd. is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

## 2. Mineral Property Interests

The Company capitalizes all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

### Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

### Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

**Exploration Tax Credits**

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

3. **Use of Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. **Stock Based Compensation**

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. The Company has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees on an annual basis. See Audited Financial Statements for the year ended April 30, 2006. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2007.

5. **Loss Per Share**

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. **Investment In Shares**

The Company holds 23,790 first preferred shares (2,900-100% and 20,800-50%) of Diadem Exploration Inc. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2006. The shares of Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price of $1.888.

The Company holds 50,500 common shares of Probe Mines Ltd. The value of these shares is being carried on the books of the Company at their market value as at April 30, 2006. The Company sold 6,000 shares in November, 2006 for $0.20 per share.

7. **Share capital**

As at January 31, 2007

Authorized: 50,000,000 common shares with no par value

Issued:

| | 2006-2007 | | 2005-2006 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| Balance, beginning of year | 23,792,981 | $6,750,473 | 23,692,981 | $6,825,073 |
| Warrants Exercised | 1,000,000 | 150,000 | | |
| Options Exercised | 21,610 | 2,801 | | |
| Shares issued for Property Acquisition | 100,000 | 21,000 | | |
| Balance, end of period | 24,914,591 | $6,924,274 | 23,692,981 | $6,825,073 |

Warrants Outstanding

There are no warrants outstanding as at January 31, 2007.

Share Capital Issued

During the 3rd Quarter, 100,000 common shares were issued, at a price of $0.21 per share, pursuant to the Company's option to acquire a 100% interest in the Beauce Property.

**8. Incentive Stock Options**

Outstanding at the end of the period:

| Number of Shares | Exercise Price | Date Granted | Expiry Date |
|---|---|---|---|
| 829,000 | $0.14 | May 26/03 | May 25/08 |
| 793,000 | $0.10 | June 30/04 | June 29/09 |
| 624,390 | $0.15 | July 04/05 | July 04/10 |
| 200,000 | $0.11 | July 19/05 | July 19/10 |
| 2,446,390 | | | |

During the current quarter, no options were granted, exercised, cancelled, re-priced or expired.

**9. Related Party Transactions**

Transactions with related parties for the period comprise:

| | Paid - 9 months ended January 31, 2007 |
|---|---|
| Professional geological fees paid to a director | $43,675 |
| Administration fees paid to directors (2) | $17,400 |

**10. Contingency**

The Company has a dispute with one of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $50,000. Fancamp holds that the suppliers did not provide the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amounts vigorously and the outcome is indeterminable.

In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations. In the event that the Botswana government initiates collection of the exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (approx $680,237 Cdn).

# FANCAMP EXPLORATION LTD.

## MANAGEMENT DISCUSSION AND ANALYSIS

### GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of the company and notes thereto for the year ended April 30, 2006. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is March 29, 2007. Additional information on the Company is available on SEDAR at www.sedar.com.

### NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Pointe, Quebec and other properties.

### OVERALL PERFORMANCE

Airborne surveys have been completed on the Company's Beauce Property and will be conducted shortly on the Company's Lac Mechant Property. Results from these surveys will be available at a later date.

The Company had working capital of $283,775 as at January 31, 2007.

### RESULTS OF OPERATIONS

The Company incurred a net loss of $24,088 for the three months ended January 31, 2007, compared to a net loss of $29,749 for the previous year.

Management fees remained unchanged quarter over quarter The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs. An additional fee of $1,250 is paid to Debra Chapman. Secretary and Director for the ongoing management and administration of the Company's business affairs.

### MINERAL PROPERTIES

***Mingan Titanium Option, Longue Pointe, Quebec Joint Venture***

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

***St. Urbain Iron Titanium Deposits***

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global

resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% $TiO_2$.

***Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture***

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some twenty separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

***Johan Beetz Uranium Prospects, Quebec Joint Venture***

Pursuant to an underlying agreement, the Company is a 50% partner with the Sheridan Platinum Group Ltd. in a very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby Eurocan Resources Ltd. (UFM Ventures Ltd.) has been given an option to purchase a 100% interest.

***Option to Earn 100% Interest Beauce Property, Quebec***

The Company has entered into an agreement to acquire 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. During the quarter, the Company completed an airborne magnetic survey of the claim area. The results of this survey should be available in the near future.

***100% Owned McFaulds Fancamp Property, Ontario***

Probe Mines Limited will not be proceeding with their option to acquire a 100% interest in this property. The Company continues to maintain these claims in good standing.

***100% Owned Manicuagan Property, Quebec***

The Company retains 17 claims adjoining the Lac Paradis nickel showing reported by Quinto Technologies Inc. Exploration on this showing is ongoing.

***100% Owned Lac Mechant Property, Quebec***

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. The Company is planning an airborne time domain EM and magnetic survey of this property.

***100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec***

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% $TiO_2$ (non 43-101 compliant). Metallurgical problems have prevented development to date, but the Company is optimistic that such problems can be overcome, and test work has begun on this material.

### *100% Owned Rupert Uranium Property, Quebec*

This 8,100 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded apart from the reconnaissance follow up by SDBJ following the geochemical survey in the mid 1970's. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets. An airborne radiometric and magnetic survey has been completed on this property and results are being evaluated.

### *50% Owned Villibon Nickel Property, Quebec*

Together with its 50% partner, the Sheridan Platinum Group, the Company has acquired an option to earn 100 % interest in 5 claims from Les Ressources Tectonic Inc. The Company also staked a number of additional claims in the area, of which 23 contiguous claims are subject to a ½% NSR.

### *100% Owned St. George (Clarence Stream) Properties, SE New Brunswick*

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Sale or joint venture partnerships are being considered.

### *Other Properties*

The Company continues to maintain the Manic III nickel prospect, and has acquired by staking, a large number of grass roots uranium exploration properties in partnership with the Sheridan Platinum Group. These properties cover some 37,000 hectares or 93,000 acres. These properties are located in the James Bay area of Quebec, the North Shore between Baie Comeau and Manicuagan, and along the George River near the Labrador border northeast of Schafferville. Little, if any, previous work is recorded on these properties and they remain highly prospective for uranium resources. Sale or joint venture partnerships are being considered.

## SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended January 31, 2007 and the preceding 7 quarters:

| Three Months Ended | 4th Quarter April 30, 2006 | 1st Quarter July 31, 2006 | 2nd Quarter October 31, 2006 | 3rd Quarter January 31, 2007 |
|---|---|---|---|---|
| Operating Loss | $120,838 | $18,088 | $40,978 | $24,088 |
| Loss per Share | $0.004 | $0.001 | $0.002 | $0.001 |
| Fully Diluted Loss per Share | $0.004 | $0.001 | $0.002 | $0.001 |

| Three Months Ended | 4th Quarter April 30, 2005 | 1st Quarter July 31, 2005 | 2nd Quarter October 31, 2005 | 3rd Quarter January 31, 2006 |
|---|---|---|---|---|
| Operating Loss | $87,440 | $18,518 | $33,113 | $29,749 |
| Loss per Share | $0.003 | $0.001 | $0.001 | $0.001 |
| Fully Diluted Loss per Share | $0.003 | $0.001 | $0.001 | $0.001 |

During the 3rd Quarter, the Company incurred a loss of $855 on the sale of investments held. Operating expenses were slightly lower; $24,088 in 2007 versus $29,749 in 2006.

## SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED
**(Unaudited - Prepared by Management)**

For the three months ended January 31, 2007

**Costs Incurred (Recovered) During the Period**

| | Acquisition Costs | Exploration Costs | Option and Other Payments Received | January 31 2007 Net Costs For Period | January 31 2006 Net Costs For Period |
|---|---|---|---|---|---|
| Beauce | 21,000 | 25,343 | | 46,343 | 27,378 |
| Dileo Lake | | | | | 312 |
| George River | | | | | |
| Hanna Uranium | | | | | |
| Johan Beetz | | | (100,000) | (100,000) | (589) |
| La Grande | | | | | |
| Lac La Blache | | | | | 4,757 |
| Lac Mechant | | 1,100 | | 1,100 | |
| Lemoine | | 550 | | 550 | 1,000 |
| Manic III | | | | | 1,666 |
| Manicuagan | | | | | (2,956) |
| McFaulds | | | | | |
| Mingan Longue Pointe | | 2,571 | | 2,571 | (38,346) |
| Mount Reed/Mount Wright | | (1,125) | | (1,125) | |
| Rupert | | 36,212 | | 36,212 | (963) |
| St. George | | | | | 4,685 |
| St. Urbain | | 345 | | 345 | |
| Tilly Lake | | | | | |
| Upsalquitch Forks | | | | | |
| Villibon | | | | | |
| Mineral Properties Written Down | | | | | |
| Total | 21,000 | 64,996 | (100,000) | (14,004) | (3,056) |
| **Cumulative Mineral Property Costs Deferred Beginning of Period** | | | | 673,851 | 944,716 |
| **Cumulative Mineral Property Costs Deferred End Of Period** | | | | $659,848 | $941,661 |

For the nine months ended January 31, 2007

**Costs Incurred (Recovered) During the Period**

| | Acquisition Costs | Exploration Costs | Option and Other Payments Received | January 31 2007 Net Costs For Period | January 31 2006 Net Costs For Period |
|---|---|---|---|---|---|
| Beauce | 21,000 | 71,982 | | **92,982** | 27,378 |
| Dileo Lake | | | | | 432 |
| George River | 19,698 | 3,300 | | **22,998** | |
| Hanna Uranium | 1,317 | | | **1,317** | |
| Johan Beetz | | | -200,000 | **-200,000** | 5,689 |
| La Grande | | 1,796 | | **1,796** | |
| Lac La Blache | | 196 | | **196** | 5,857 |
| Lac Mechant | | 1,933 | | **1,933** | 550 |
| Lemoine | | 1,650 | | **1,650** | 1,000 |
| Manic III | | | | | 2,491 |
| Manicuagan | | | -524 | **-524** | 10,244 |
| McFaulds | | | | | 440 |
| Mingan Longue Pointe | | 2,571 | -36,960 | **-34,389** | -24,937 |
| Mount Reed/Mount Wright | | 28,863 | -6,864 | **21,999** | -1,268 |
| Rupert | 1,097 | 36,762 | | **37,859** | -963 |
| St. George | | 2,199 | | **2,199** | 6,449 |
| St. Urbain | | 1,720 | | **1,720** | |
| Tilly Lake | | | | | 1,020 |
| Upsalquitch Forks | 300 | 1,430 | | **1,730** | |
| Villibon | 10,380 | 550 | | **10,930** | |
| Mineral Properties Written Down | | | | | |
| Total | 53,792 | 154,952 | -244,348 | **-35,605** | 34,382 |
| **Cumulative Mineral Property Costs Deferred Beginning of Period** | | | | **695,452** | 907,278 |
| **Cumulative Mineral Property Costs Deferred End Of Period** | | | | **$659,848** | **$941,661** |

## STATEMENT OF EXPLORATION EXPENDITURES

**(Unaudited - Prepared by Management)**

For the three months ended January 31, 2007

| | Acquisition Costs | Camp Costs | Drilling Assays | Engineering Consulting and Sundry | Prospecting Ground/Air Surveys | Total |
|---|---|---|---|---|---|---|
| **100% Owned** | | | | | | |
| Lac Mechant | | | | 1,100 | | 1,100 |
| Lemoine | | | | 550 | | 550 |
| Upsalquitch Forks | | | | | | |
| **50% Owned** | | | | | | |
| George River | | | | | | |
| St. George | | | | | | |
| St. Urbain | | 45 | | 300 | | 345 |
| Hanna Uranium | | | | | | |
| Mt. Reed/Mt. Wright | | | | -1,125 | | -1,125 |
| Mingan Longue Point | | | | 2,571 | | 2,571 |
| Rupert | | | | 1,165 | 35,048 | 36,212 |
| **Options on Mineral Properties** | | | | | | |
| Beauce | 21,000 | | | 1,842 | 23,501 | 46,343 |
| Villibon | | | | | | |
| **Total** | 21,000 | 45 | 0 | 6,403 | 58,549 | 85,996 |

For the nine months ended January 31, 2007

| | Acquisition Costs | Camp Costs | Drilling Assays | Engineering Consulting and Sundry | Prospecting Ground/Air Surveys | Total |
|---|---|---|---|---|---|---|
| **100% Owned** | | | | | | |
| Lac La Blache | | | | 196 | | 196 |
| Lac Mechant | | | | 1,933 | | 1,933 |
| Lemoine | | | | 1,650 | | 1,650 |
| Upsalquitch Forks | 300 | 330 | | 500 | 600 | 1,730 |
| **50% Owned** | | | | | | |
| George River | 19,698 | | | 3,300 | | 22,998 |
| St. George | 194 | | | 580 | 1,425 | 2,199 |
| St. Urbain | | 45 | | 1,675 | | 1,720 |
| Hanna Uranium | 1,317 | | | | | 1,317 |
| La Grande | | | 1,796 | | | 1,796 |
| Mt. Reed/Mt. Wright | | | 4,221 | 21,892 | 2,750 | 28,863 |
| Mingan Longue Pointe | | | | 2,571 | | 2,571 |
| Rupert | 1,097 | | | 1,715 | 35,048 | 37,860 |
| **Options on Mineral Properties** | | | | | | |
| Beauce | 21,318 | | 25,004 | 4,832 | 41,828 | 92,982 |
| Villibon | 10,380 | | | 550 | | 10,930 |
| **Total** | 54,304 | 375 | 31,021 | 41,394 | 81,651 | 208,744 |

## LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $283,775 as at January 31, 2007.

Also see Note 10 "Contingencies" attached to the financial statements.

## OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

## RELATED PARTY TRANSACTIONS

See Note 9 to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

## SUBSEQUENT EVENTS

There are no subsequent events.

## RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2006. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2007.

## CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

## CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

## CORPORATE INFORMATION

**TSX Venture Exchange:** **Trading Symbol: FNC**

| | |
|---|---|
| **Authorized Capital:** | **50,000,000 common shares n.p.v.** |
| **Shares Outstanding:** | **24,914,591common shares** |
| **Fully Diluted Shares Outstanding:** | **27,360,981 common shares** |
| **Head Office:** | 7290 Gray Avenue,<br>Burnaby, B.C., V5J 3Z2<br>Telephone: 604-434-8829<br>Facsimile: 604-434-8823 |
| **Regional Office:** | 340 Victoria Avenue,<br>Westmount, Quebec, H3Z 2M8<br>Telephone: 514-481-3172<br>Facsimile: 514-481-8943 |
| **Transfer Agent:** | Pacific Corporate Trust Company<br>2nd Floor, 510 Burrard St.,<br>Vancouver, B.C., V6C 3B8 |
| **Auditor:** | Vellmer & Chang<br>505-815 Hornby St.,<br>Vancouver, B. C., V6Z 2E6 |
| **Officers and Directors:** | Peter H. Smith, PhD., P.Eng., President and Director<br>Debra Chapman, Secretary and Director<br>Gilles Dubuc, Director<br>Michael Sayer, Director |

END